--------------------------------------------------------------------------------

                                     FORM 6K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    FOR THE THREE MONTHS ENDED MARCH 31, 2003

                            CLONDALKIN INDUSTRIES PLC
                 (Translation of Registrant's Name Into English)

                                 Monastery Road,
                                   Clondalkin
                                    Dublin 22
                                     Ireland
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  X                                          Form 40-F
          ---                                                  ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                                                      No  X
   ---                                                      ---

(If "Yes" is marked indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-         )

CLONDALKIN INDUSTRIES PLC

QUARTERLY REPORT


TABLE OF CONTENTS

                                                                                                 Page

PART I - FINANCIAL INFORMATION

Introduction
                                                                                                   2
Financial Statements

        Consolidated Profit and Loss Accounts (Unaudited) for the three months ended
        March 31, 2003 and March 31, 2002 respectively                                             3

        Consolidated Balance Sheets (Unaudited) at March 31, 2003 and December 31, 2002
        respectively                                                                               4

        Consolidated Cash Flow Statements (Unaudited) for the three months ended
        March 31, 2003 and March 31, 2002 respectively                                             5

        Statement of Changes in Shareholders' Equity (Unaudited)                                   6

        Notes to the Consolidated Financial Statements (Unaudited)                                 7


Operating and Financial Review                                                                     8


Quantitative and Qualitative Disclosures of Market Risk                                           13


PART II - OTHER INFORMATION

Legal Proceedings                                                                                 13

Changes in Securities and Use of Proceeds                                                         13

Defaults upon Senior Securities                                                                   13

Appointment of Deutsche Bank to advise the Shareholders                                           13

CLONDALKIN INDUSTRIES PLC

INTRODUCTION

Quarterly Report for the three months ended March 31, 2003

    The accompanying condensed consolidated financial statements have been prepared to show the results of Clondalkin Industries PLC ("the Company") and its subsidiaries (collectively referred to as "the Group") for the three months ended March 31, 2003 compared to the three months ended March 31, 2002 and to show the financial condition of the Group as at March 31, 2003 compared to December 31, 2002.

    The Company was incorporated on July 22, 1999 and its wholly owned subsidiary, Edgemead Limited, acquired Clondalkin Group Limited (previously Clondalkin Group PLC) on November 9, 1999.

Forward-Looking Statements

    The Company and its affiliates and representatives may from time to time make written or verbal statements which, to the extent that they are not historical fact, constitute "forward -looking statements". By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Any statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

CLONDALKIN INDUSTRIES PLC

PART I - FINANCIAL INFORMATION



CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

                                                                    Three months ended     Three months ended
                                                                        March 31, 2003         March 31, 2002
                                                                  --------------------------------------------

                                                                                (euro) thousands

Sales                                                                      171,615                179,239

Cost of sales                                                             (137,194)              (142,861)
                                                                  --------------------------------------------

Gross profit                                                                34,421                 36,378

Net operating costs                                                        (18,537)               (19,653)
                                                                  --------------------------------------------

Operating profit                                                            15,884                 16,725

Goodwill amortization                                                       (2,815)                (3,588)
                                                                  --------------------------------------------

Profit before interest                                                      13,069                 13,137

Net interest expense                                                       (10,180)               (12,022)
                                                                  --------------------------------------------

Profit before taxation                                                       2,889                  1,115

Taxation charge                                                             (1,991)                (1,699)
                                                                  --------------------------------------------

Net profit (loss) for the period                                               898                   (584)
                                                                  ============================================


The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED BALANCE SHEETS   (UNAUDITED)


                                                                      As at March 31,      As at December 31,
                                                                                2003                    2002
                                                                ----------------------------------------------

                                                                                (euro) thousands
Fixed assets
Intangible assets                                                         224,910                 229,999
Tangible assets                                                           189,451                 195,310
Financial assets                                                            1,888                   1,888
                                                                ----------------------------------------------
                                                                          416,249                 427,197
                                                                ----------------------------------------------
Current assets
Stocks                                                                     73,967                  70,240
Debtors                                                                   106,174                  98,508
Bank and cash balances                                                     18,052                  42,567
                                                                ----------------------------------------------
                                                                          198,193                 211,315
                                                                ----------------------------------------------
Current liabilities
Creditors (amounts falling due within one year)                           149,197                 161,033
                                                                ----------------------------------------------

Net current assets                                                         48,996                  50,282
                                                                ----------------------------------------------

Total assets less current liabilities                                     465,245                 477,479
                                                                ==============================================


Creditors (amounts falling due after more than one year)                  470,199                 481,698
Provision for liabilities and charges - deferred taxation                  12,275                  12,733
                                                                ----------------------------------------------
                                                                          482,474                 494,431
                                                                ----------------------------------------------

Capital and reserves
Called up share capital                                                        38                      38
Other reserves - currency translation reserves                             (1,106)                     69
Profit and loss account                                                   (16,161)                (17,059)
                                                                ----------------------------------------------
Shareholders' funds                                                       (17,229)                (16,952)
                                                                ----------------------------------------------

                                                                          465,245                 477,479
                                                                ==============================================


The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

                                                                   Three months ended      Three months ended
                                                                       March 31, 2003          March 31, 2002
                                                                ----------------------------------------------

                                                                                 (euro) thousands

Cash flow from operating activities
Operating profit                                                           15,884                  16,725
Depreciation                                                                5,865                   6,131
Profit on disposal of tangible fixed assets                                  (184)                   (138)
Increase in working capital                                               (19,553)                (17,395)
                                                                ----------------------------------------------
                                                                            2,012                   5,323
                                                                ----------------------------------------------

Returns on investment and servicing of finance
                                                                ----------------------------------------------
Net interest paid                                                          (9,230)                (11,560)
                                                                ----------------------------------------------

Taxation paid                                                              (2,683)                 (3,442)
                                                                ----------------------------------------------

Net cash outflow from capital expenditure and  financial investment
Purchase of tangible fixed assets                                          (4,738)                 (4,542)
Sale of tangible fixed assets                                                 255                     138
Payment of deferred acquisition consideration and expenses                      -                       -
                                                                ----------------------------------------------
                                                                           (4,483)                 (4,404)
                                                                ----------------------------------------------

Cash outflow before financing                                             (14,384)                (14,083)
                                                                ----------------------------------------------

Net cash outflow from financing
Increase in loans due within one year                                         545                   1,195
Decrease in loans due after more than one year                            (15,614)                (16,217)
                                                                ----------------------------------------------
                                                                          (15,069)                (15,022)
                                                                ----------------------------------------------

Decrease in cash                                                          (29,453)                (29,105)
                                                                ==============================================


The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)


                                       Called up       Foreign Currency             Profit             Total
                                           Share            Translation                And      Shareholders'
                                         Capital                Reserve               Loss             Funds
                                                                                   Account
                              --------------------------------------------------------------------------------

                                                                 (euro) thousands
At December 31, 2002                         38                    69             (17,059)           (16,952)
Profit for period                             -                     -                 898                898
Currency translation                          -                (1,175)                  -             (1,175)
                              --------------------------------------------------------------------------------

At March 31, 2003                            38                (1,106)            (16,161)           (17,229)
                              ================================================================================


The accompanying notes are an integral part of this statement.

CLONDALKIN INDUSTRIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.   Basis of preparation

           The accompanying unaudited consolidated financial statements have been prepared in accordance with Irish GAAP and, in the opinion of management, include all adjustments necessary for the fair presentation of results for the interim periods. The unaudited consolidated profit and loss accounts and unaudited consolidated cash flow statements for the three months ended March 31, 2003 and March 31, 2002 show the results of Clondalkin Industries PLC and its subsidiaries for the periods ended on these dates. The unaudited balance sheets and statement of changes in shareholders' equity show the financial position at March 31, 2003 compared to the financial position at December 31, 2002 of Clondalkin Industries PLC and its subsidiaries.

2.   Borrowings

                                                                       As at March 31,    As at December 31,
                                                                                 2003                  2002
                                                                 -------------------------------------------

                                                                                (euro) thousands

       Short term borrowings
       Bank loans due within one year                                          22,265                21,720
                                                                 ===========================================

       Long term borrowings
       Bank and other loans                                                   168,359               184,333
       10.625% senior notes                                                   125,000               125,000
       Shareholders' loans                                                    134,323               134,333
       Interest due on shareholders' loans added to principal                  46,727                42,413
                                                                 -------------------------------------------
                                                                              474,409               486,079

       Deferred issue costs                                                   (4,210)               (4,381)
                                                                 -------------------------------------------

                                                                              470,199               481,698
                                                                 ===========================================

3.   Segmental analysis

                                                                         Three months          Three months
                                                                                ended                 ended
                                                                       March 31, 2003        March 31, 2002
                                                                 -------------------------------------------

                                                                                (euro) thousands
       Analysis of sales by activity
       Flexible packaging                                                     118,557               116,098
       Specialist packaging                                                    53,058                63,141
                                                                 -------------------------------------------

                                                                              171,615               179,239
                                                                 ===========================================
       Analysis of operating profit by activity
       Flexible packaging                                                      12,268                12,744
       Specialist packaging                                                     3,616                 3,981
                                                                 -------------------------------------------

                                                                               15,884                16,725
                                                                 ===========================================

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

    The following discussion relates to the financial condition and results of operations of Clondalkin Industries PLC and its subsidiaries for the three months ended March 31, 2003 compared to the results for the three months ended March 31, 2002.

    In this commentary, the operating review is analysed as between flexible packaging and specialist packaging activities.

    Our flexible packaging businesses include our plastic / polymer based businesses and our foils and laminate businesses. Our specialist packaging businesses include folding cartons, labels and paper packaging and printing businesses.

Results of Operations

Foreign currency translation

    We report our financial results in euros. A significant proportion of the Group's activities are denominated in other currencies. In the three months ended March 31, 2003, sales recorded by our U.S. dollar, sterling and our Swiss franc denominated operations accounted for 21.6%, 15.5% and 5.3% respectively of our total sales. The U.S. dollar, sterling and Swiss franc exchange rates used to translate the trading results of the non euro denominated businesses in the three months ended March 31, 2003 were US1.0831, GBP0.6765 and CHF1.4691 respectively. The exchange rates used in the three months ended March 31, 2002 were US0.8724, GBP0.6130 and CHF1.4670 respectively.

    The weaker translation rates, particularly the U.S. dollar and sterling, used in the three months ended March 31, 2003, compared to the prior year corresponding quarter, caused our reported sales, operating profit and our EBiTDA to decrease by (euro)11.7 million, (euro)0.8 million and (euro)1.1 million respectively.

    Our borrowings are denominated in U.S. dollars, sterling, Swiss franc and euros to align our profits and cash flow generation with our debt service requirements and also to protect the Group financing arrangements from exchange rate volatility. The weaker translation rates caused our reported net interest charge to decrease by (euro)0.5 million and caused our reported net debt to decrease by (euro)5.6 million.

Sales

Flexible Packaging

    Flexible packaging sales increased by (euro)2.5 million, from (euro)116.1 million in the three months ended March 31, 2002 compared to sales of
(euro)118.6 million in the three months ended March 31, 2003, equivalent to an increase of 2.1%. The increase is primarily attributable to:

    o Increased selling prices caused by significantly higher raw material costs, especially plastics and polymers, which were up to 35% higher in some of the polymer grades we convert in the three months ended March 31, 2003 compared to corresponding three months ended March 31, 2002, caused sales to increase.

    o Volumes also increased in our polymer converting businesses whereas volumes in our coatings & laminates packaging businesses remained stable.

    o These price and volume effects caused sales to increase by (euro)8.8 million.

    o The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates at March 31, 2002 caused reported sales to decrease by (euro)6.3 million.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Sales - Flexible Packaging continued

    Operating profit reported by our flexible packaging businesses decreased by
(euro)0.4 million or by 3.7%, from (euro)12.7 million in the three months ended March 31, 2002 to (euro)12.3 million in the three months ended March 31, 2003. The main operating profit advances were achieved in our foils and laminating business and these gains were offset by reduced operating profits in our polymer converting businesses which faced difficult raw material cost conditions. Between January 2003 and March 2003, resin costs increased by between 21% and 24%.

Specialist Packaging

    Specialist packaging sales decreased by (euro)10.0 million or 15.9% from
(euro)63.1 million in the three months ended March 31, 2002 to (euro)53.1 million in the three months ended March 31, 2003. The decrease is primarily attributable to:

    o The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates at March 31, 2002 caused reported sales to decrease by (euro)5.4 million.

    o Our print operations also experienced weaker demand conditions compared to the prior year comparative period.

    Operating profit reported by the specialist packaging businesses decreased by 9.2%, from (euro)4.0 million in the three months ended March 31, 2002 to
(euro)3.6 million in the three months ended March 31, 2003, equivalent to a decrease of (euro)0.4 million. Most of this operating profit decrease occurred in our printing operations. Our cartons and labels and paper packaging businesses all made operating profit advances at volume activity levels which were in line or moderately down on the prior year corresponding period. The operating profit advances which are predominantly U.S. dollar and sterling denominated were partly negated by weaker foreign currency translation rates compared to the prior year corresponding period.

Cost of Sales

    Our cost of sales includes the cost of raw materials we use in our production processes, the cost of goods we purchase for resale, labor costs associated with production, depreciation and other production costs, such as energy costs. Cost of sales does not include the costs we incur in distributing our products.

    Our cost of sales decreased by (euro)5.7 million or 4.0% to (euro)137.2 million representing 80.0% of sales for the first quarter of 2003 compared to 79.7% of sales in the first quarter of 2002. The decrease is primarily attributable to:

    o The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates at March 31, 2002 caused reported cost of sales to decrease by (euro)9.3 million

    o This decrease was offset mainly by significantly higher polymer resin costs, in the first quarter of 2003 compared to the prior year corresponding period.

Flexible Packaging

    Our flexible packaging cost of sales increased from (euro)92.6 million, equivalent to 79.7% of sales in 2002, to (euro)95.6 million, or 80.6% of sales in the first quarter of 2003. Gross profit decreased in the quarter ended March 31, 2003 by approximately (euro)0.5 million or 2.1%, to (euro)23.0 million compared to (euro)23.5 million for the

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Cost of Sales - Flexible Packaging continued

quarter ended March 31, 2002. The weaker foreign currency translation rates applied to our non euro denominated activities caused reported gross profit to decrease by (euro)1.1 million, whereas expressed in constant currency terms, the gross profit of our flexible packaging operations increased by (euro)0.6 million.

Specialist Packaging

    Our specialist packaging cost of sales decreased from (euro)50.3 million, equivalent to 79.7% of sales in 2002, to (euro)41.6 million, or 78.3% of sales in the first quarter of 2003. Gross profit decreased in the quarter ended March 31, 2003 by (euro)1.3 million or 10.2%, to (euro)11.5 million, compared to
(euro)12.8 million for the quarter ended March 31, 2002. The weaker foreign currency translation rates applied to our non euro denominated activities accounted for all of the (euro)1.3 million decrease.

Net Operating Costs

    The following table provides a breakdown of our net operating costs in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

                                                          Three months ended          Three months ended
                                                            March 31, 2003              March 31, 2002
                                                     -------------------------------------------------------

                                                     (euro) thousands    % of   (euro) thousands    % of
                                                                        sales                      sales
                                                     -------------------------------------------------------

Distribution costs                                          8,428       4.9             9,298        5.2
Administrative expenses                                    10,293       6.0            10,490        5.9
Profit on disposal of assets                                (184)      (0.1)            (135)       (0.1)

                                                     -------------------------------------------------------
Net operating costs                                        18,537      10.8            19,653       11.0
                                                     =======================================================

    Net operating costs decreased by (euro)1.1 million from 11.0% of sales in 2002 to 10.8% in 2003. The decrease is primarily attributable to:

    o The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates at March 31, 2002 caused reported net operating costs to decrease by (euro)1.5 million.

    o This decrease was offset by (euro)0.4 million of cost increases reflecting inflationary cost increases in administrative expenses.

Operating profit and Earnings before interest, tax, depreciation and amortization (EBiTDA)

    The net effect of the above revenue and cost developments caused operating profits to decrease by (euro)0.8 million, or by 5.0%, to (euro)15.9 million in the three months ended March 31, 2003 compared to (euro)16.7 million in the three months ended March 31, 2002. The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates used for the period ended March 31, 2002 caused reported operating profit to decrease by (euro)0.8 million.

    EBiTDA in the quarter ended March 31, 2003 was (euro)21.7 million, a decrease of (euro)1.1 million or 4.8% on the prior year corresponding period EBiTDA of (euro)22.9 million. The weaker U.S. dollar, sterling and Swiss franc translation rates against the euro for the period ended March 31, 2003 compared to the corresponding exchange rates at March 31, 2002 caused reported EBiTDA to decrease by (euro)1.1 million.

CLONDALKIN INDUSTRIES PLC

OPERATING AND FINANCIAL REVIEW

Goodwill Amortization

    Clondalkin Industries PLC recorded goodwill of (euro)254.4 million on the acquisition of Clondalkin Group Limited in November 1999, (euro)31.2 million on the acquisition of the EPH companies in April 2001 and (euro)2.5 million negative goodwill or discount on the acquisition of Spiralkote in December 2002. Subject to impairment reviews, goodwill is amortized over 20 years and the discount on acquisition of Spiralkote will be released in 2003. The charge in the three months ended March 31, 2003 was (euro)2.8 million compared to
(euro)3.6 million in the three months ended March 31, 2002. The decrease in the goodwill charge is mainly due to the release of (euro)0.6 million in the period relating to the discount on the acquisition of Spiralkote. The remaining
(euro)0.2 million reduction in goodwill amortization relates to the translation effect.

Net Interest Expense

    Our net interest expense decreased from (euro)12.0 million for the quarter ended March 31, 2002 to (euro)10.2 million for the quarter ended March 31, 2003. The following table shows the composition of our net interest expense in the quarter ended March 31, 2003 compared to prior year corresponding quarter:

                                                               Three months ended  Three months ended
                                                                   March 31, 2003      March 31, 2002
                                                              ----------------------------------------
                                                                          ((euro) thousands)
    Bank and other loans net interest                                     2,420               4,673
    Senior notes 10.625% coupon interest                                  3,275               3,275
                                                              ----------------------------------------
    Cash interest payable - net                                           5,695               7,948

    Subordinated shareholders' loans 10% coupon                           4,314               3,923
    Debt issue cost amortization                                            171                 151
                                                              ----------------------------------------
    Net interest payable                                                 10,180              12,022
                                                              ========================================

    o   The net cash interest payable, decreased by (euro)2.3 million to
        (euro)5.7 million for the quarter ended March 31, 2003 compared to
        (euro)7.9 million for the prior year corresponding period. This decrease, all on senior debt bank interest costs is due to debt repayment benefits and lower interest rates which together account for
        (euro)1.8 million of the interest charge reduction and translation effects which account for (euro)0.5 million of the reduction.

    o The interest on the Senior notes did not change as between the quarter ended March 31, 2002 and March 31, 2003 as the loan amount of (euro)125 million and interest coupon of 10.625% are both fixed for the borrowing period to maturity in January 2010.

    o Our EBiTDA times' interest cover increased to 3.31 times for the 12 months ended March 31, 2003 compared to 2.50 times for the 12 months ended March 31, 2002.

    o The roll-up effects of adding annual interest accruals from 1999 to December 31, 2002 caused the non cash interest payable accrued on shareholders' loans to increase by (euro)0.4 million in the first quarter of 2003 compared to the first quarter of 2002.

Taxation

    Our provision for corporation taxes in the three months ended March 31, 2003 of (euro)2.0 million approximates an effective tax rate of 35% after excluding the effect of goodwill amortization and other charges which are not tax deductible. In the three months ended March 31, 2002 we reported a taxation charge of (euro)1.7 million which approximated an effective tax rate of 35%.

CLONDALKIN INDUSTRIES PLC

Liquidity and Capital Resources

    Principal and interest payments under the senior credit bank facility and on the senior notes represent significant liquidity requirements for the Group.

    In the three months ended March 31, 2003, we paid interest on bank loans of
(euro)2.6 million and interest on the senior notes of (euro)6.6 million. The interest on the senior notes is payable in two annual instalments in January and July each year. We also repaid (euro)9.7 million of term bank loans in the period.

    Our main source of liquidity is operating cash flow. Operating profit plus depreciation decreased from (euro)22.9 million in the three months ended March 31, 2002 to (euro)21.8 million for the three months ended March 31, 2003, a decrease of (euro)1.1 million or 4.8%.

    The main cash outflows in the period were as follows:

    o The additional working capital requirements in the three months ended March 31, 2003 were (euro)19.6 million. This increase reflects the higher seasonality requirements at March 31, 2003 compared to December 2002.

    o On a last twelve months (LTM) basis, from March 2002 to March 2003, working capital increased by (euro)2.9 million. The LTM increase reflects the effects of higher raw material costs experienced at the end of the LTM period compared to the beginning of the LTM period.

    o Interest costs paid in the first three months of 2003 were (euro)9.2 million compared to (euro)11.6 million in the same period in 2002. The lower interest payments reflects the lower interest charge in the three months ended March 31, 2003 compared to the quarter ended March 31, 2002.

    o In the first three months of 2003, we paid (euro)2.7 million in corporation taxes due under preliminary taxation assessments compared to
        (euro)3.4 million taxes paid in the first three months of 2002.

    o We invested (euro)4.7 million in our existing operations in the three months ended March 31, 2003, being (euro)3.4 million in our flexible packaging operations and (euro)1.3 million in our specialist packaging operations. These investments increase our production capacity and add additional customer service capabilities. The 2003 expenditure compares with (euro)4.5 million expended in the corresponding prior year period, being (euro)2.1million in our flexible packaging operations and
        (euro)2.4 million in our specialist packaging operations. All of our operations are well invested and our capital expenditures are mainly discretionary and not related to technology replacement.

    Gross indebtedness under the senior credit bank facilities and other loans decreased from (euro)206.1 million at December 31, 2002 to (euro)190.6 million at March 31, 2003. The decrease of (euro)15.5 million comprises debt repayments of (euro)9.7 million and currency translation effects which caused the reported gross debt to decrease by (euro)5.8 million. Our senior credit bank facility debt is denominated in U.S. dollars, sterling, Swiss francs and euro to align the debt servicing requirements with underlying cash flows in these currencies.

    Cash balances decreased from (euro)42.6 million at December 31, 2002 to
(euro)18.1 million at March 31, 2003, a decrease of (euro)24.5 million, as cash balances were used to fund the reduction in senior facilities and pay the excess of cash outflows compared to inflows. The movement on cash balances also includes a currency translation effect, which caused reported cash balances to decrease by (euro)0.2 million.

CLONDALKIN INDUSTRIES PLC

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

    There has been no material change in the Group's exposure to market risk since we issued the Annual Report for the year ended December 31, 2002.


PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

    We are, from time to time, involved in contractual disputes, administrative and legal proceedings and investigations of various types arising in the normal course of business. While any litigation, proceeding or investigation has an element of uncertainty, we believe that the outcome of any proceeding, lawsuit or claim that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.


CHANGES IN SECURITIES AND USE OF PROCEEDS

    None.


DEFAULTS UPON SENIOR SECURITIES

    None.


APPOINTMENT OF DEUTSCHE BANK TO ADVISE THE COMPANY'S SHAREHOLDERS

    As advised in March, our parent company and its shareholders appointed Deutsche Bank to advise them on the alternatives available to them in respect of their share holdings in Clondalkin Group Holdings Limited which owns all of the issued share capital in Clondalkin Industries PLC.

    The review is ongoing and it is not possible at this time, to anticipate the likely outcome of this review, which may or may not lead to a change to the existing share ownership position.